ING Life Insurance and Annuity Company
Variable Annuity Account C

ING MAP Plus NP^{SM}

Supplement dated June 17, 2005 to the
Contract Prospectus and Contract Prospectus Summary dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Contract Prospectus Summary dated April 29, 2005. You should read this Supplement along with the current Contract Prospectus, Contract Prospectus Supplement and Contract Prospectus Summary.

The following disclosure is added to the chart in the Subaccount Administrative Adjustment Charge section of the Contract Prospectus and Contract Prospectus Summary on pages 26 and 6, respectively.

Fund	*Charge*
ING Oppenheimer Global Portfolio (Initial Class)	0.25%

X.109860-05A
C05-0606-015R

June 2005